Exhibit 99.1

IM Cannabis Raised US$550,000 of Gross Proceeds in Convertible Note Financings

TORONTO and GLIL YAM, Israel, May 7, 2026 - IM Cannabis Corp. (“IMC” or the “Company”) (Nasdaq: IMCC), a medical cannabis company with operations in Israel and Germany, today announced the closing of a US$300,000 convertible note financing in a private placement with an institutional investor, bringing the total gross proceeds raised in recent similar financings to US$550,000.

First Note

Pursuant to a note purchase agreement between the Company and Lender dated April 6, 2026 (the “First Note Purchase Agreement”), the Company issued the Lender a note in the principal amount of US$250,000, with an original issuance discount of 10% (the “First Note”).

The First Note bears interest at a rate of 8% per annum, increasing to 14% upon the occurrence and continuation of an event of default, as defined in the First Note. The First Note is not repayable in cash and the Company’s obligations thereunder will be satisfied solely through the issuance of common shares in the capital of the Company (the “Common Shares”) upon conversion.

The conversion price in the First Note is set to the lower of (i) a fixed price of US$0.339 per Common Share, or (ii) 90% of the lowest daily volume-weighted average price (“VWAP”) during the 20 consecutive trading days preceding the conversion date, subject to a floor price of US$0.07. The First Note includes customary limitations, including a 4.99% beneficial ownership cap.

In connection with the First Note, the Company issued a warrant to purchase up to 272,861 Common Shares (the “First Note Warrants”) at an exercise price of C$0.47 per Common Share. The First Note Warrants became immediately exercisable upon its issuance date, April 6, 2026, and will expire after five years, on April 6, 2031.

The Company used the net proceeds from the First Note for general corporate purposes.

Second Note

Pursuant to a note purchase agreement between the Company and Lender dated May 7, 2026 (the “Second Note Purchase Agreement”), the Company issued the Lender a note in the principal amount of US$300,000, with an original issuance discount of 10% (the “Second Note”).

The Second Note bears interest at a rate of 8% per annum, increasing to 14% upon the occurrence and continuation of an event of default. The Second Note is not repayable in cash and the Company’s obligations thereunder will be satisfied solely through the issuance of Common Shares upon conversion.

The conversion price in the Second Note was set to the lower of (i) a fixed price of US$0.266 per Common Share, or (ii) 90% of the lowest daily VWAP during the 20 consecutive trading days preceding the conversion date, subject to a floor price of US$0.05. The Second Note includes customary limitations, including a 4.99% beneficial ownership cap.

In connection with the Second Note, the Company issued a warrant to purchase up to 1,127,820 Common Shares (the “Second Note Warrants”) at an exercise price of C$0.36 per Common Share. The Second Note Warrants became exercisable immediately upon its issuance date, May, 7, 2026, and will expire after five years on May 7, 2031.

The Company intends to use the net proceeds for general corporate purposes.

In connection with the First Note Purchase Agreement and Second Note Purchase Agreement, the Company has agreed to reserve sufficient Common Shares for issuance upon conversion of the First Note and Second Note, respectively, and exercise of the First Note Warrants and Second Note Warrants, respectively, and to file a resale registration statements on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”) and to use commercially reasonable efforts to secure its effectiveness within the timeframes agreed with the Lender.

All securities issued under the financings described above are subject to: (i) a four month and one day hold period from the date of issuance and (ii) applicable legends as required pursuant to the U.S. Securities Act of 1933, as amended (the “Securities Act”).  The private placements of the securities offered to the Lender were made in reliance on an exemption from (x) registration under Section 4(a)(2) of the Securities Act and (y) applicable Canadian securities laws. Accordingly, the securities issued in the private placements may not be offered or sold in the United States or Canada except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws or an exemption pursuant to Canadian securities laws.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) is an international company focused on building and scaling innovative businesses and technologies across global markets. The Company currently operates a medical cannabis platform serving patients in Israel and Germany while evaluating opportunities to expand into additional technology-driven sectors.

The IMC ecosystem operates in Israel through its subsidiaries, which import and distribute cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies and online platforms, in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Company Contact:

Michal Efraty

Investor & Public Relations
IM Cannabis Corp.
michal@efraty.com

Oren Shuster, CEO

IM Cannabis Corp.

info@imcannabis.com

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, “forward-looking statements”). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to: the receipt of and use of proceeds from the financings and the preparation, timing and filing of registration statement with the SEC. The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company’s ability to continue to meet the listing requirements of the Nasdaq Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and its subsidiaries (collectively, the “Group”) to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group’s obligations; the Group’s possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group’s cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the multi front war Israel is facing on the Company, its operations and the medical cannabis industry in Israel; risks associated with the Company focusing on the Israel and Germany markets; the inability of the Company to achieve sustainable profitability and/or increase shareholder value; the inability of the Company to actively manage costs and/or improve margins; the inability of the company to grow and/or maintain sales; the inability of the Company to meet its goals and/or strategic plans; the inability of the Company to reduce costs and/or maintain revenues; the Company’s inability to take advantage of the legalization of medicinal cannabis in Germany ; the Company’s inability to use the proceeds as set out herein; and the Company’s inability to file a registration statement in the timelines outlined herein or at all.

Please see the other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s annual report for the year ended December 31, 2025, which is available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements, except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.